SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

March 16, 2009

Commission File Number: 333-153452

ECOPETROL S.A.
(Exact name of registrant as specified in its Charter)

Carrera 7 No. 37 – 69
BOGOTA – COLOMBIA
(Address of registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	X	Form 40-F	___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	___	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	___	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	___	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-    N/A

Ecopetrol S.A. agrees to acquire Enbridge´s share in OCENSA

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Ecopetrol S.A. reached an agreement to acquire the equity share of Enbridge Inc., a Canadian company, in Oledoducto Central S.A. (“Ocensa”) for US417.8 million. Enbridge Inc. currently owns 24.7% of the shares of Ocensa.  Thus, Ecopetrol S.A. will be increasing its shares in Ocensa from 35.3% to 60% as a result of the transaction.

Ecopetrol S.A. (the “Company” or “Ecopetrol”) announced today its agreement with Enbridge Inc. to acquire the shares of the latter in Oleoducto Central S.A. (“Ocensa”) for US$417.8 million.

With this transaction, which it expected to close on March 17, 2009, Ecopetrol’s shares in Ocensa will increase from 35.3% to 60%.

This transaction will strengthen Ecopetrol’s position in the most important oil transport system in Colombia.  As such, the transaction is vital to the growth strategy of the Company, which aims to increase Ecopetrol’s oil production in the Eastern Plains region of Colombia and promote the development of new business opportunities.

The Ocensa pipeline starts onshore at the Cusiana and Cupiagua fields, has a capacity to transport up to 650 thousand barrels of oil per day, a length of 829 kilometers, five pumping stations and an export port in Coveñas (which is on the Colombian Caribbean Coast).

The Ocensa pipeline has enabled Ecopetrol and other operators to increase crude oil production in the Eastern Plains region of Colombia, which is already the largest oil production region in the country and has significantly increased its production of oil in recent years as a result of the development of heavy crude oil fields.

Ecopetrol S.A is Colombia’s largest company and forms part of  the petroleum chain, positioned among the top 40 oil companies in the world and the four major oil companies in Latin America. Besides Colombia, it is involved in oil exploration and production activities in Brazil, Peru and the United States (Gulf of Mexico). Ecopetrol owns the main oil refinery in Colombia, most of the Colombian transportation network of oil and multiple pipelines in the country.  Ecopetrol S.A. is currently significantly increasing its share in biofuels. Ecopetrol S.A. produced 447,000 barrels per day of oil equivalent in 2008.

Enbridge Inc, a Canadian company, is a leader in the transport and distribution of energy in North America and has, since 1995, owned 24.7% of the shares in Oleoducto Central S.A. (“OCENSA”).  It has been the operator of the 829 kilometer long Ocensa pipeline as well as  Ocensa’s five pumping stations and export port in Coveñas (which is on the Carribbean Coast of Colombia and is the main center for the international trade of hydrocarbons in Colombia).

Bogotá, March 16, 2009

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Date:  March 16, 2009

Ecopetrol S.A.

By:	/s/ Adriana M. Echeverri
Name:	Adriana M. Echeverri
Title:	Chief Financial Officer